Alan M. Gilbert Direct Dial: (612) 672-8381 Direct Fax: (612) 642-8381 alan.gilbert@maslon.com

November 29, 2021

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Bradley Ecker
Mr. Jay Ingram

Re:	Fresh Grapes, LLC (to be converted to Fresh Vine Wine, Inc.) (the “Company”) Registration Statement on Form S-1 Filed November 12, 2021 File No. 333-261037

Ladies and Gentlemen:

This letter will respond on behalf of Fresh Grapes, LLC (the “Company”) to the comment letter dated November 18, 2021 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1 filed by the Company on November 12, 2021 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is filing with the Commission, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement reflecting the revisions described in this letter as well as certain other updated information. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1.

For your convenience, the Company is supplementally providing to the staff of the Commission a copy of Amendment No. 1, which has been marked to indicate the changes from the Registration Statement filed with the Commission on November 12, 2021.

U. S. Securities and Exchange Commission

November 29, 2021

Form S-1 filed November 12, 2021

General

1.	We note that your forum selection provision identifies a state court located within the State of Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act. If so, please state that there is uncertainty as to whether a court would enforce such provision and also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. [If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.].

The forum selection provision in the Company’s bylaws (the “Bylaws”) does not apply to actions arising under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The form of Bylaws to be in effect immediately prior to the completion of the offering are being filed as Exhibit 3.2 to Amendment No. 1. The Company has updated the disclosure on page 74 of Amendment No. 1 in response to the Staff’s comment to disclose that the exclusive forum provision will not apply to actions arising under the Securities Act or the Exchange Act.

Interim Financial Statements, page F-16

2.	Please provide updated interim financial statements and auditor’s consent with your next amendment. Refer to Rule 8-08 of Regulation S-X for guidance on financial statement updating requirements.

The Company has included in Amendment No. 1 updated financial statements as of September 30, 2021 and for the interim three and nine-month periods then ended, and Amendment No. 1 includes an updated auditor’s consent. The Company has amended the disclosures throughout Amendment No. 1 to reflect the updated interim financial information.

We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at (612) 672-8381 or alan.gilbert@maslon.com, or William Mower at (612) 672-8358 or bill.mower@maslon.com.

Sincerely,

/s/ Alan Gilbert
Alan M. Gilbert

cc:	Damian Novak (Fresh Grapes, LLC)
Timothy Michaels (Fresh Grapes, LLC)
Elliot Savoie (Fresh Grapes, LLC)
Ryan C. Brauer (Fredrikson & Byron, P.A.)